August 6, 2019

Rajiv Shukla
Chief Executive Officer
Constellation Alpha Capital Corp.
Emerald View, Suite 400
2054 Vista Parkway
West Palm Beach, FL 33411

       Re: Constellation Alpha Capital Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed August 2, 2019
           File No. 333-232181

Dear Mr. Shukla:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2019 letter.

Amended Form S-4 filed August 2, 2019

Prospectus Summary, page 19

1. We note the reference on page 23 to conversion of the convertible promissory notes dependent on whether the conversion occurs before or after September 25, 2019. We note company's proxy statement filed on February 26, 2019 and the vote reported on the Form
       8-K filed March 25, 2019 extended the time the company has to complete a business combination to September 23, 2019. Please advise as to how the company would be able to complete the business combination after September 23, 2019 or revise. Rajiv Shukla
Constellation Alpha Capital Corp.
August 6, 2019
Page 2
Material U.S. Federal Income Tax Consequences of the Business Combination, page 109

2. We partially reissue prior comment 3. We continue to note the statement that in the opinion of counsel, the following is a description of the material federal income tax consequences of the business combination. Please remove this statement, as a description of the law is not sufficient. For guidance, see Section III.C.2 of Staff Legal Bulletin
         No. 19.
Material U.S. Federal Income Tax Consequences of the Domestication, page 137

3. We note your revised disclosure in response to comment 4 and we reissue. We continue to note the statement that in the opinion of counsel, the following is a description of the material federal income tax consequences of the business combination. Please remove this statement as a description of the law is not sufficient. For guidance, see Section
         III.C.2 of Staff Legal Bulletin No. 19. In addition, please revise the PFIC Considerations section and the tax opinion, to clearly include the opinion of counsel.
       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,
FirstName LastNameRajiv Shukla
                                                               Division of
Corporation Finance
Comapany NameConstellation Alpha Capital Corp.
                                                               Office of
Beverages, Apparel and
August 6, 2019 Page 2                                          Mining
FirstName LastName